Valeo

Paris, April 29, 2002

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

File n° 82 - 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed copy of the notice of meeting for the Bondholders' Meeting which will be held on May 6, 2002 at 4:00 p.m. at the registered office of Valeo Group.

Yours faithfully,

p/p **Bruno-Roland Bernard**
Investor Relations Director

Encl.

Translation from French

VALEO

A French *société anonyme à directoire et conseil de surveillance*
with a share capital of € 249,169,809
Registered office: 43, rue Bayen – 75017 PARIS
552 030 967 Registry of Commerce and Companies of PARIS

NOTICE OF MEETING

The owners of "Euro 500,000,000 5.625 per cent. Bonds due 2006" issued by Valeo are called to a Bondholders' Meeting on Monday, May 6, 2002, at 4:00 p.m., at the registered office of the Valeo group, 43, rue Bayen, 75017 PARIS, Interlagos room, to consider the following agenda. In the event that such meeting cannot be validly held due to the failure to establish a quorum equal to one-quarter of the nominal amount of the outstanding bonds, it will be postponed to Monday, May 27, 2002, at 4:00 p.m., at Pavillon Kléber, 7 rue Cimarosa, 75016 PARIS – Eiffel room.

AGENDA

- Report of the Managing Board (*Directoire*);

- Approval of the proposed partial business transfer by Valeo to Equipement 10 SAS, a wholly-owed subsidiary of Valeo, pursuant to which Valeo will transfer to Equipement 10 SAS, as a partial business transfer subject to the divestment regime, with retroactive effect as of January 1, 2002, the assets and liabilities representing its entire and autonomous clutches activity, which assets are valued at euros 218,087,584 and liabilities at euros 78,087,584 (*i.e.,* a net value of euros 140,000,000), in consideration for the grant to Valeo of 9,333,333 shares with a par value of euros 15 each, fully paid, giving right to dividends as of January 1, 2002, to be issued by Equipement 10 SAS through a share capital increase in remuneration of the contribution. The balance between the net value of the contributions and the amount of the capital increase, *i.e.* euros 5, will be a contribution premium. The bondholders will remain bond creditors of Valeo, which will remain the sole debtor of all its obligations vis-à-vis the bondholders;

- Approval of the proposed partial business transfer by Valeo to Equipement 9 SAS, a wholly-owned subsidiary of Valeo, pursuant to which Valeo will transfer to Equipement 9 SAS, as a partial business transfer subject to the divestment regime, with retroactive effect as of January 1, 2002, the assets and liabilities representing its entire and autonomous friction materials activity, which assets are valued at euros 82,443,712 and liabilities at euros 22,443,712 (*i.e.* a net value of euros 60,000,000), in consideration for the grant to Valeo of 4,000,000 shares with a par value of euros 15 each, fully paid, giving right to dividends as of January 1, 2002, to be issued by Equipement 9 SAS, through a share capital increase in remuneration of the contribution. The bondholders will remain bond creditors of Valeo, which will remain the sole debtor of all of its obligations vis-à-vis the bondholders;

- powers to carry out legal formalities.

To attend or be represented at such meeting, the owners of bonds held in bearer form shall send to the institution in charge of the debt instrument service at the address indicated below five days at least before the date set for the meeting, *i.e.* no later than April 30, 2002 for the first notice of meeting and May 22, 2002 for the second notice of meeting, if any, a certificate from the empowered bookkeeper intermediary certifying that the bonds registered in their account will be unavailable until the date of the meeting:

BNP Paribas Securities Services
Les Collines de l'Arche
92057 La Défense Paris

If unable to attend in person the meeting, the holder may choose between either of the following two options:

- empower the Chairman of the general meeting, in which case, the bondholder(s) must complete a proxy without indicating the name of an agent;
- empower an agent of the bondholder's choice, in which case, the bondholder(s) must complete a proxy by indicating the chosen agent's name.

The choice of agent is unrestricted in principle. However, this freedom is restricted by the incapacity of certain parties to act as agent as provided in Articles L.228-62 and L. 228-63 of the French Commercial Code. Therefore, members of the Managing Board (*Directoire*), members of the Supervisory Board (*Conseil de Surveillance*), general managers, employees or statutory auditors of Valeo, in particular, cannot represent the bondholders at general meetings.

In both cases, the proxy must be given in writing, it must be signed by the principal bondholder and must indicate his last name, first and middle names and residence.

Admission cards to the general meeting and a proxy form are made available to the bondholders, at their request, with the institution in charge of the service of the debt securities, at the address indicated above. The duly filled proxy form must be received by the institution above, at least five days before the date of the general meeting, *i.e.* no later than April 30, 2002 for the first notice of meeting and May 22, 2002 for the second notice of meeting, if any.

The proxy so granted is valid for the subsequent meeting with the same agenda.

The text of the proposed resolutions, the report to be presented therein and the draft partial business transfer agreement are made available to the bondholders at the registered office of Valeo, 43, rue Bayen, 75017 Paris, with Mr. John Thomason, Treasurer (tel. 01.40.55.21.33), as well as with institutions in charge of the service of the debt securities: BNP Paribas Securities Services, Les Collines de l'Arche, 92057 La Défense Paris, and BNP Paribas Luxembourg, 10A Boulevard Royal, L-2093 Luxembourg.

The Managing Board